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                              December 6, 2022

       Xuesong Song
       Chief Executive Officer
       Luokung Technology Corp.
       B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road
       Chaoyang District, Beijing
       People   s Republic of China, 100020

                                                        Re: Luokung Technology
Corp.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-34738

       Dear Xuesong Song:

              We have reviewed your October 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 19, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Cover Page

   1. We note your response to prior comment 25; however, we note that your proposed revisions continue to
define the "Company", "we", "our" and "us" to include subsidiaries controlled by contract
and variable interest entities. Please revise to refrain from using
                                                        terms such as    we
or    our    when describing activities or functions of a VIE.
       Item 3. Key Information, page 2

   2. We note your response to prior comment 3. Please expand your disclosure to expressly disclose that the legal
and operational risks and uncertainties associated with being based in China could cause
the value of your securities to significantly decline or    be
                                                        worthless.
Additionally, please address how recent statements by China   s government
 Xuesong Song
FirstName LastNameXuesong
Luokung Technology   Corp. Song
Comapany6,
December  NameLuokung
             2022        Technology Corp.
December
Page 2    6, 2022 Page 2
FirstName LastName
         have or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on a U.S. or other foreign exchange.
3.       Please include the diagram of corporate structure in    Item 3. Key
Information.    In this
         same section, please describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in
consolidation of the VIE   s
         operations and financial results into your financial statements.
4. We note your response to prior comment 6. Please revise to include a summary of risk factors section with individual cross-references to the more detailed discussion of these risks in the prospectus. Your summary of risk factors should be a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors.
5. We note your disclosure on page 2 related to the permission and approvals required to operate your business. Please revise to also discuss any permissions and approvals required to be obtained from Chinese authorities to offer securities. Also, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you do not need any permissions or approvals.
C. Organizational Structure
Consolidating Statements of Income Information, Consolidating Balance Sheets Information and
Consolidating Cash Flows information, page 44

6. Refer to your response to comment 11. Please revise the Consolidating Balance Sheets to separately disclose the WFOE's interest in your VIEs from the Investment in subsidiaries of the parent. Please also separate the WFOE's income/loss of VIEs from the parent's undistributed earnings from subsidiaries.
Item 5. Operating and Financial Review and Prospects Overview
B. Liquidity and Capital Resources, page 57

7. Please expand the discussion to include more detail regarding what aspects of your new customer receivables differ from existing customer receivables that resulted in the significant decrease in credit losses expected during the period. Also, discuss any differences in assumptions in your credit loss modeling policy from period to period.
Financial Statements, page F-10

8. We note that you have restated the balance sheet to reclassify the Redeemable preferred shares from Share Capital to Mezzanine equity, which appears to be a material restatement. Please tell us the basis for not including disclosure of the restatement in the
         Reports of Independent Registered Public Accounting Firms and related disclosures in the notes to the financial statements or revise the draft disclosures accordingly.
9. Please refer to the revised balance sheet. The reported amounts of "Total equity
 Xuesong Song
Luokung Technology Corp.
December 6, 2022
Page 3
      attributable to owners of the company" and "Total Shareholders    Equity"
should be
      corrected.
        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have any questions.



                                                         Sincerely,
FirstName LastNameXuesong Song
                                                         Division of
Corporation Finance
Comapany NameLuokung Technology Corp.
                                                         Office of Technology
December 6, 2022 Page 3
cc:       Elizabeth Fei Chen
FirstName LastName